Exhibit 99.1

FOR IMMEDIATE RELEASE

Digi International Announces the Nomination of Two Accomplished Executives to its Board of Directors and the Pending Retirement of Sally Smith from the Board of Directors

Nomination of two new members for election to the Board would bring deep knowledge and industry expertise to their board roles

MINNEAPOLIS, December 13, 2024 – Digi International (Nasdaq: DGII, www.digi.com), a leading global provider of Internet of Things (IoT) connectivity products and services, announces the nomination of two new members to its Board of Directors: Valerie Heusinkveld and Allison West Hughes. In addition, Sally Smith, a Digi director since 2018, has announced her intention to retire from the Board at the conclusion of the company’s annual meeting to be held on February 3, 2025. The election of Ms. Heusinkveld and Ms. Hughes will be voted on by the company’s stockholders at that same annual meeting.

Ms. Heusinkveld served as Chief Financial Officer of Cradlepoint, Inc., a provider of bundled cellular hardware and connectivity and monitoring software solutions, from 2012 until her retirement in 2021. Previously, she served as Chief Financial Officer of Purcell Systems from 2007 to 2012. As a former Chief Financial Officer at high technology companies, she has extensive high technology industry knowledge and leadership experience in both financial and operational matters. The company believes this experience would provide the Board with expertise in such areas as finance, operations, hardware and solutions sales models with a focus on annual recurring revenue (ARR), as well as mergers and acquisitions, internal controls, risk management and auditing.

Ms. West Hughes has served as Corporate Vice President at Microsoft Corporation since July 2022, initially focused on digital acquisition and adding responsibility for small and medium business in July 2024. Previously, she served as Senior Vice President, Global Digital Go to Market at ServiceNow, a cloud computing platform software company servicing businesses of varying sizes, from July 2021 to June 2022, after having served as Vice President from April 2020 and previously serving as Area Vice President from 2018. She has extensive high technology industry knowledge and leadership experience and brings expertise in such areas as sales and marketing and operations. The company believes her expertise in marketing and selling subscription-based offerings resulting in annual recurring revenue, as well as working with customers of varying degrees of scale would be valuable as the company executes on the expansion of recurring revenue-based solutions offerings across its business.

“We want to thank Sally for her commitment to Digi and her assistance in helping the company grow and advance its mission. While her contributions were significant and will be missed, we are thrilled to nominate both Valerie and Allison to our Board of Directors,” said Satbir Khanuja, Ph.D., Non-executive Chairman of the Board, Digi International. “Their extensive experience in technology, innovation, ARR and financial strategy aligns with Digi's commitment to driving IoT advancements and delivering value to our stakeholders. We are confident their leadership will strengthen our ability to deliver on our vision as we continue expanding our global presence and driving Digi’s renaissance as a leading solution provider in the IoT space.”

The nomination of Heusinkveld and Hughes underscores Digi's dedication to fostering innovation and sustaining Digi’s excellence in technology innovation and customer-centricity.

Additional Information and Where to Find It

Digi International has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) with respect to its solicitation of proxies for Digi International’s 2025 annual meeting of stockholders (the “2025 Annual Meeting”). The Definitive Proxy Statement contains important information about the matters to be voted on at the 2025 Annual Meeting. STOCKHOLDERS OF DIGI INTERNATIONAL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIGI INTERNATIONAL HAS FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGI INTERNATIONAL AND THE MATTERS TO BE VOTED ON AT THE 2025 ANNUAL MEETING. Stockholders are able to obtain free copies of these documents and other documents filed with the SEC by Digi International through the website maintained by the SEC at www.sec.gov. In addition, stockholders are able to obtain free copies of these documents from Digi International by going to Digi International’s Investor Relations page on its website at www.digi.com.

Participants in the Solicitation

The directors, executive officers, and employees of Digi International may be deemed to be participants in the solicitation of proxies from the stockholders of Digi International in connection with 2025 Annual Meeting. Digi International has also engaged Alliance Advisors LLC to assist in the solicitation of proxies for the 2025 Annual Meeting and to provide related advice and informational support. Information regarding the interests of participants in the solicitation of proxies in respect of the 2025 Annual Meeting is included in the Definitive Proxy Statement.

About Digi International

Digi International (NASDAQ: DGII) is a leading global provider of IoT connectivity products, services, and solutions. It helps companies create next-generation connected products and deploy and manage critical communications infrastructures in demanding environments with high levels of security and reliability. Founded in 1985, Digi has helped customers connect more than 100 million things and counting. For more information, visit www.digi.com.

Media Contact:

Peter Ramsay
Global Results Communications

digi@globalresultspr.com

949.307.5908

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